UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                               HONEYWELL INC.
-------------------------------------------------------------------------------
                              (Name of Issuer)


                  Common Stock (par value $1.50 per share)
-------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 438506107
               ----------------------------------------------
                               (CUSIP Number)

                          Peter M. Kreindler, Esq.
                             AlliedSignal Inc.
                      101 Columbia Road, P.O. Box 4000
                         Morristown, NJ 07962-2497
                               (973) 455-2000
-------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                June 4, 1999
               ----------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

CUSIP No. 438506107                13D

1   NAME OF REPORTING PERSON

          AlliedSignal Inc.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          I.R.S. Identification No. 22-2640650

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

          00

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           25,316,518*

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         25,316,518*

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          25,361,518*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.7%

14  TYPE OF REPORTING PERSON (See Instructions)

          CO



* 25,241,518 of the shares of the common stock, par value $1.50 per share, including the associated preferred stock purchase rights (such shares and such rights, together, "Honeywell Common Stock"), of Honeywell Inc. ("Honeywell") covered by this item are purchasable by AlliedSignal Inc. ("AlliedSignal") upon exercise of an option granted to AlliedSignal on June 4, 1999 and described in Item 4 of this Statement. Prior to the exercise of the option, AlliedSignal is not entitled to any rights as a stockholder of Honeywell with respect to the shares of Honeywell Common Stock covered by the option. AlliedSignal disclaims any beneficial ownership of the shares of Honeywell Common Stock which are purchasable by AlliedSignal upon exercise of the option on the grounds that the option is not presently exercisable and only becomes exercisable upon the occurrence of the events referred to in Item 4 below. If the option were exercised, AlliedSignal would have the sole right to vote and to dispose of the shares of Honeywell issued as a result of such exercise.

Item 1.  Security and Issuer

          This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $1.50 per share, including the associated preferred stock purchase rights (such shares and such rights, together, "Honeywell Common Stock"), of Honeywell Inc., a Delaware corporation ("Honeywell"). The principal executive offices of Honeywell are located at Honeywell Plaza, Minneapolis, MN 55408.

Item 2.  Identity and Background.

          This Statement is being filed by AlliedSignal Inc., a Delaware corporation ("AlliedSignal"). The principal business address of AlliedSignal is 101 Columbia Road, P.O. Box 4000, Morristown, NJ
07962-2497. AlliedSignal is an advanced technology and manufacturing company serving customers worldwide with aerospace and automotive products, chemicals, fibers, plastics and advanced materials.

          (a)-(c); (f) Information with respect to each of AlliedSignal's directors and executive officers is set forth on Schedule I attached hereto. Each person listed on Schedule I is a citizen of the United States.

          (d)-(e) During the last five years, neither AlliedSignal nor, to the best of its knowledge, any of AlliedSignal's executive officers and directors listed on Schedule I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

          As more fully described below, pursuant to the terms of the Honeywell Stock Option Agreement (as defined below), AlliedSignal will have the right, upon the occurrence of certain events described below, to purchase from time to time up to 25,241,518 shares of Honeywell Common Stock (subject to adjustment as provided in the Honeywell Stock Option Agreement) at a price of $109.453 per share. If AlliedSignal purchases Honeywell Common Stock pursuant to the Honeywell Stock Option Agreement, AlliedSignal anticipates that the funds to finance such purchase would come from a combination of borrowings and working capital. Because the option under the Honeywell Common Stock Option Agreement is not currently exercisable, no determination has been made at this time as to the source of such funds. However, pursuant to the terms of the Honeywell Stock Option Agreement, at such time at which the option thereunder becomes exercisable, AlliedSignal will be permitted to effect a cashless exercise thereof, without payment of any funds.

Item 4.  Purpose of the Transaction.

          (a)-(j) On June 4, 1999, AlliedSignal, Honeywell and Blossom Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of AlliedSignal ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), a copy of which is Exhibit 1 hereto and is incorporated herein by reference. All references herein are qualified in their entirety by reference to the Merger Agreement. The Merger Agreement provides, among other things, for the merger of Merger Sub with and into Honeywell (the "Merger") with Honeywell being the corporation surviving the Merger (the "Surviving Corporation").

          Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each share of Honeywell Common Stock issued and outstanding immediately prior to the Effective Time (excluding those held in the treasury of Honeywell, by any subsidiary of Honeywell or by AlliedSignal or any of its subsidiaries (collectively, the "Excluded Shares")) will cease to exist and be converted into the right to receive
1.875 shares of common stock, par value $1.00 per share, of AlliedSignal (the "AlliedSignal Common Stock"). The Merger Agreement also provides that each Excluded Share will be canceled without payment of any consideration therefor. As a consequence of the Merger, Honeywell will become a wholly-owned subsidiary of AlliedSignal. As of or after the Effective Time,
(i) the Honeywell Common Stock will be delisted from trading on the New York Stock Exchange and (ii) Honeywell will no longer be required to file periodic reports under Section 12(b) of the Securities Exchange Act of 1934 (as amended).

          Consummation of the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of certain conditions, including, but not limited to, approval and adoption of the Merger and the Merger Agreement by the holders of shares of Honeywell Common Stock, approval of the issuance of shares of AlliedSignal Common Stock in accordance with the terms of the Merger Agreement by the holders of shares of AlliedSignal Common Stock, expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino AntiTrust Improvements Act of 1976, as amended (the "HSR Act"), approval of the Merger by the European Commission pursuant to the applicable requirements of Council Regulation No. 4064/89 of the European Community, as amended, receipt of letters from Honeywell's and AlliedSignal's independent public accountants regarding the permissibility of accounting for the Merger as a "pooling of interests", receipt of legal opinions regarding the tax-free nature of the Merger, and other customary conditions.

          Pursuant to the Merger Agreement, (i) the certificate of incorporation and the by-laws of Honeywell as in effect immediately prior to the Effective Time will be the certificate of incorporation and by-laws of the Surviving Corporation (until amended in accordance with applicable laws), except that, in connection with the Merger, the certificate of incorporation of Honeywell will be amended to (x) reduce to 1,000 the number of shares of common stock authorized for issuance and (y) eliminate all other shares of capital stock Honeywell is currently authorized to issue, (ii) from and after the Effective Time, the directors of Merger Sub will be the directors of the Surviving Corporation until their successors are duly elected or appointed and have qualified or until their resignation or removal and (iii) the officers of Honeywell, immediately prior to the Effective Time, shall continue to serve as the officers of the Surviving Corporation from and after the Effective Time until their successors are duly elected or appointed and have qualified or until their resignation or removal.

          The Merger Agreement contains certain customary restrictions on the conduct of the business of Honeywell, AlliedSignal and their respective subsidiaries prior to the Effective Time (or the termination of the Agreement, if the Agreement is terminated without the consummation of the Merger), including, without limitation, not (i) declaring, setting aside or paying any dividend or distribution payable in cash, stock or property in respect of any capital stock (other than regular quarterly cash dividends in respect of the Honeywell Common Stock in amounts consistent with past practice), (ii) making acquisitions or effecting dispositions (other than
(x) in the ordinary course of business consistent with past practice, (y) acquisitions involving the payment of cash in an amount not in excess of $500 million, in the case of Honeywell, or $2 billion, in the case of AlliedSignal, in each case in the aggregate, and (z) dispositions of assets and property having a fair market value not in excess of $500 million, in the case of Honeywell, or $1 billion in the case of AlliedSignal, in each case in the aggregate), (iii) entering into any material joint venture, partnership or similar arrangement, (iv) issuing any shares of capital stock (other than in certain instances in connection with employee or director stock options or other equity based awards) or (v) entering into, amending or waiving provisions of, or granting any approval under any standstill agreement, except that Honeywell's or AlliedSignal's Board of Directors may grant a waiver of provision of, or approval under, a standstill agreement to permit the making of a Superior Proposal (defined below) if the Board of Directors determines in its good faith judgment, after receiving the advice of outside counsel, that, in light of the Superior Proposal, there is a reasonable possibility that the Board of Directors would be in violation of its fiduciary duties under applicable law if it failed to grant the waiver or approval.

          Under the Merger Agreement, Honeywell and its Subsidiaries, on the one hand, and AlliedSignal and its Subsidiaries on the other hand, may not, and must use their reasonable best efforts to cause their respective officers, directors, employees, investment bankers, consultants, attorneys, accountants, agents and other representatives not to, take any action to solicit, initiate, encourage or facilitate the making of any Acquisition Proposal (defined below) or any inquiry with respect to any Acquisition Proposal or engage in substantive discussions or negotiations with any person with respect to any Acquisition Proposal or disclose any nonpublic information relating to it or any of its Subsidiaries to, any person who has made or, to its knowledge, is considering making, an Acquisition Proposal.

          The Merger Agreement provides, however, that Honeywell and AlliedSignal, as applicable, may furnish information to a person who makes a Superior Proposal and may participate in negotiations and discussions regarding such a Superior Proposal if:

          (x) the Superior Proposal was not solicited by Honeywell or AlliedSignal, as applicable, and did not result from a violation by it of the provision described in the prior paragraph;

          (y) before the Honeywell or AlliedSignal, as applicable, stockholders vote to approve the transaction, its Board of Directors determines in its good faith judgment, after receiving the advice of outside counsel that, in light of the Superior Proposal, if Honeywell or AlliedSignal, as applicable, were to fail to participate in negotiations or discussions regarding the Superior Proposal, or to provide information to the person making the Superior Proposal, there is a reasonable possibility the Board of Directors would be in violation of its fiduciary duties under applicable laws; and

          (z) Honeywell or AlliedSignal, as applicable, gives the other notice of its intention to so provide information and/or enter into negotiations or discussions.

          "Acquisition Proposal" is defined in the Merger Agreement to mean any written offer or proposal for any (i) acquisition of an asset of AlliedSignal or Honeywell, as applicable, or any of their respective subsidiaries that constitutes 20% or more of the net revenues, net income or assets of such party and its subsidiaries; (ii) acquisition of 20% or more of any class of equity securities of AlliedSignal or Honeywell or any of their respective subsidiaries whose business constitutes 20% or more of the net revenues, net income or assets of such party and its subsidiaries;
(iii) tender offer or exchange offer that, if consummated, would result in any person beneficially owning 20% or more of any class of equity securities of AlliedSignal or Honeywell or any of their respective subsidiaries whose business constitutes 20% or more of the net revenues, net income or assets of such party and its subsidiaries; or (iv) merger, business combination, recapitalization, liquidation or similar transaction involving AlliedSignal or Honeywell or any of their respective subsidiaries whose business constitutes 20% or more of the net revenues, net income or assets of such party and its subsidiaries.

          "Superior Proposal" is defined in the Merger Agreement to mean any Acquisition Proposal for all of the outstanding shares of AlliedSignal or Honeywell common stock (i) on terms that the Board of Directors of AlliedSignal or Honeywell, as applicable, determines in its good faith judgment (after consultation with a financial advisor and taking into account all the terms and conditions of the Acquisition Proposal) are more favorable from a financial point of view to its stockholders than the Merger; and (ii) in the Board of Directors' judgment, is reasonably likely to be consummated.

          Each of Honeywell and AlliedSignal is obligated under the Merger Agreement to call a special meeting of its stockholders to vote to approve the Merger. Each company's Board of Directors is required to recommend that its stockholders vote to approve the Merger. However, under the Merger Agreement, Honeywell's and AlliedSignal's Board of Directors may fail to make, or may withdraw or modify, such recommendation to its stockholders after receiving any Acquisition Proposal that constitutes a Superior Proposal if:

          (a) the Board of Directors determines in its good faith judgment, after receiving the advice of outside counsel, that, in light of the Superior Proposal, there is a reasonable possibility that the Board of Directors would be in violation of its fiduciary duties under applicable law if it failed to withdraw or modify its recommendation;

          (b) the other party is given five business days' written notice advising that the Board of Directors of Honeywell or AlliedSignal, as applicable, intends to resolve to withdraw or modify its recommendation absent modification of the terms of the Merger Agreement; and

          (c) assuming the Merger Agreement was amended to reflect all adjustments to the terms and conditions proposed by the other during the five business day period, the Acquisition Proposal would nonetheless constitute a Superior Approval.

          The Merger Agreement may be terminated:

          (i) by Honeywell or AlliedSignal, if the other's Board of Directors shall have failed to recommend or withdrawn its approval of the Merger or the Merger Agreement or shall have failed to call a meeting of its stockholders to vote with respect to the Merger Agreement, or shall have recommended a Superior Proposal ("Recommendation Withdrawal Termination Event");

          (ii) by Honeywell or AlliedSignal, if the Honeywell stockholders or the AlliedSignal stockholders fail to approve the Merger and the Merger Agreement ("Approval Failure Termination Event");

          (iii) by Honeywell or AlliedSignal, if the Merger is not consummated by February 4, 2000, or, if the failure to consummate the Merger by April 4, 2000 is solely a result of the failure to obtain the necessary governmental or regulatory approval ("Drop Dead Date Termination Event"); and

          (iv) by Honeywell or AlliedSignal, if the other materially breaches its representations, warranties, covenants or obligations contained in the Merger Agreement ("Breach Termination Event").

          Under the Merger Agreement, AlliedSignal or Honeywell, as applicable, becomes entitled to receive (a) a termination fee of $350 million from the other party in the case of a Recommendation Withdrawal Termination Event triggered by the other party's Board of Directors, (b) a termination fee of $200 million, in the case of an Approval Failure Termination Event resulting from the other party's stockholders' failure to approve the Merger and the Merger Agreement or a Breach Termination Event resulting from a breach by the other party, if prior to the occurrence of either event, any person shall have made an Acquisition Proposal for the other party, with an additional termination fee of $150 million payable if, within nine months after such termination, the other party enters into a definitive agreement with respect to an Acquisition Proposal, or (c) a termination fee of $350 million, in the case of a Drop Dead Date Termination Event, if prior to the occurrence of such event, any Person shall have made an Acquisition proposal for the other party and within nine months after such termination the other party enters into a definitive agreement with respect to an Acquisition Proposal.

          Concurrent with the execution of the Merger Agreement, AlliedSignal and Honeywell entered into a Stock Option Agreement, dated as of June 4, 1999 (the "Honeywell Stock Option Agreement"), a copy of which is Exhibit 2 hereto and is incorporated herein by reference. All references herein are qualified in their entirety by reference to the Stock Option Agreement. Pursuant to the Honeywell Stock Option Agreement, Honeywell granted AlliedSignal an unconditional, irrevocable option (the "Option") to purchase, pursuant to the terms and conditions thereof, up to 25,241,518 (subject to adjustment as provided in the Honeywell Option Agreement) fully paid and nonassessable shares of Honeywell Common Stock (the "Option Shares") at a price of $109.453 per share (the "Option Price"). The Stock Option Agreement provides that AlliedSignal may exercise the Option in whole or in part at any time or from time to time after the payment of the Termination Fee (the "Honeywell Trigger Event"), by delivering a written notice thereof in accordance with the terms of the Honeywell Stock Option Agreement. The right to exercise the Option shall terminate upon the earliest of (i) the occurrence of the Effective Time of the Merger, (ii) 120 days after the date of full payment of the Termination Fee (defined below) by Honeywell to AlliedSignal, (iii) the date of the termination of the Merger Agreement so long as no Honeywell Trigger Event has occurred or could still occur, or (iv) the first anniversary of the date of termination of the Merger Agreement.

          "Termination Fee" is defined as payment of a fee equal to $350 million upon the termination of the Merger Agreement.

          Pursuant to the Honeywell Stock Option Agreement, if, within two years of the exercise of the Option, AlliedSignal requests Honeywell in writing to register any of the Option Shares under the Securities Act of 1933, as amended (the "Securities Act"), Honeywell is obligated to use its reasonable best efforts to cause such Option Shares to be registered under the Securities Act within 60 days from receipt of AlliedSignal's request and to keep such registration in effect for at least 90 days. Honeywell has also agreed to notify AlliedSignal at least 10 days prior to filing a registration statement under the Securities Act (other than a filing on Form S-4 or S-8) with respect to any shares of Honeywell Common Stock. If AlliedSignal, within two days following receipt of such notice, requests Honeywell in writing to include any portion of the Option Shares in such registration statement, Honeywell shall include such Option Shares in such registration statement. Honeywell shall bear all expenses relating to any registration statement other than underwriting discounts and commissions related to the sale of such Option Shares.

          Honeywell has agreed that after the occurrence of the Honeywell Trigger Event while the Option remains exercisable, at the request of AlliedSignal, Honeywell shall repurchase the Option from AlliedSignal, in whole or in part, at a price equal to the number of shares of Honeywell Common Stock then purchasable upon exercise of the Option (or such lesser number of shares as may be designated in the Cash Exercise Notice (as defined in the Honeywell Stock Option Agreement)) multiplied by the amount by which the higher of the Proposed Alternative Transaction Price or the Average Market Price (each as defined in the Honeywell Stock Option Agreement) exceeds the Option Price.

          In the Honeywell Stock Option Agreement, AlliedSignal has agreed that, from and after the date of exercise of the Option, and for as long as AlliedSignal owns the Option Shares, it will not, nor will it permit any of its affiliates to, without the prior consent of the Board of Directors of Honeywell, (i) acquire or agree, offer, seek or propose to acquire, ownership of more than 25% of any class of voting securities of Honeywell or any rights or options to acquire such ownership (including from a third party); (ii) propose a merger, consolidation or similar transaction involving Honeywell; (iii) offer or propose to purchase, lease or otherwise acquire all or a substantial portion of the assets of Honeywell; (iv) seek or propose to influence or control the management or policies of Honeywell or to obtain representation on the Honeywell Board of Directors, or solicit or participate in the solicitation of any proxies or consents with respect to the securities of Honeywell; (v) enter into any agreements or arrangements with any third party with respect to any of the foregoing; or
(vi) request permission to do any of the foregoing or request any permission to make any public announcement with respect to any of the foregoing. The above provision will not apply to the actions taken pursuant to the Merger Agreement. Additionally, AlliedSignal may not sell, transfer any beneficial interest in, pledge, hypothecate or otherwise dispose of any voting securities at any time except pursuant to a tender offer, exchange offer, merger or consolidation of Honeywell, or in connection with a sale of all or substantially all of the assets of Honeywell, pursuant to a registered public offering or in compliance with Rule 144 of the General Rules and Regulations under the Securities Act (or any similar successor rule). AlliedSignal agrees to be present in person or to be represented by proxy at all stockholder meetings of Honeywell so that all shares of voting securities beneficially owned by it or its affiliates may be counted for the purpose of determining the presence of a quorum at such meetings. AlliedSignal also agrees to vote or cause to be voted all voting securities beneficially owned by it or its affiliates proportionately with the votes cast by all other stockholders present and voting.

          Notwithstanding any other provision of the Honeywell Stock Option Agreement, in no event shall the total profit derived by AlliedSignal from the Option, Option Shares and any termination fee paid to AlliedSignal pursuant to the Merger Agreement exceed in the aggregate $400 million.

          Concurrent with the execution of the Merger Agreement and the Honeywell Stock Option Agreement, AlliedSignal and Honeywell also entered into another Stock Option Agreement, dated as of June 4, 1999 (the "AlliedSignal Stock Option Agreement"), a copy of which is attached hereto as Exhibit 3 and is incorporated herein by reference. Pursuant to the AlliedSignal Stock Option Agreement, AlliedSignal granted Honeywell an option to purchase, pursuant to the terms and subject to the conditions thereof, up to 109,308,537 shares of AlliedSignal Common Stock at a price of $58.375 per share, on terms and conditions (including with respect to profit limitation) that are substantially similar to the terms and conditions contained in the Honeywell Stock Option Agreement.

          The foregoing summaries of the Merger Agreement, the Honeywell Stock Option Agreement and the AlliedSignal Stock Option Agreement do not purport to be complete and are qualified in their entirety by reference to the text of such agreements which are Exhibits 1, 2 and 3 hereto, respectively.

          Except as set forth above or in other Items of this Statement (which Items are incorporated hereby by reference), the Merger Agreement, the Honeywell Stock Option Agreement or the AlliedSignal Stock Option Agreement, neither AlliedSignal nor, to the best of AlliedSignal's knowledge, any of the individuals named in Schedule I hereto has any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

          (a) - (b) By reason of its execution of the Honeywell Stock Option Agreement, AlliedSignal may be deemed to have beneficial ownership of, and sole voting and dispositive power with respect to, the 25,241,518 shares of Honeywell Common Stock subject to current share ownership and the Option. AlliedSignal also indirectly owns 75,000 shares of Honeywell Common Stock through a wholly owned subsidiary. Accordingly, AlliedSignal might be deemed to beneficially own 25,316,518 shares of Honeywell Common Stock (or approximately 16.7% of the outstanding shares of Honeywell Common Stock based upon the 126,841,802 shares of Honeywell Common Stock outstanding on June 1, 1999, as represented to AlliedSignal by Honeywell in the Merger Agreement, assuming exercise of the options). However, AlliedSignal expressly disclaims any beneficial ownership of the shares of Honeywell Common Stock which are purchasable by AlliedSignal upon exercise of the Option on the grounds that the Option is not presently exercisable and only becomes exercisable upon the occurrence of the events referred to in Item 4 above. If the Option were exercised, AlliedSignal would have the sole right to vote and to dispose of the shares of Honeywell issued as a result of such exercise.

          (c) Neither AlliedSignal nor, to the best of AlliedSignal's knowledge, any of the individuals named in Schedule I hereto, has effected any transaction in Honeywell Common Stock during the past 60 days.

          (d) So long as AlliedSignal has not exercised the Option (and prior to the consummation of the Merger), AlliedSignal does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Honeywell Common Stock issuable pursuant to the Honeywell Stock Option Agreement. AlliedSignal has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of 75,000 shares of Honeywell Common Stock which are owned by a wholly owned subsidiary of AlliedSignal.

          (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

          Except as provided in the Merger Agreement, the Honeywell Stock Option Agreement or the AlliedSignal Stock Option Agreement or as set forth in other Items of this Statement (which Items are incorporated hereby by reference), neither AlliedSignal nor, to the best of AlliedSignal's knowledge, any of the individuals named in Schedule I hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Honeywell, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be filed as Exhibits.

         Exhibit 1 --    Agreement and Plan of Merger,  dated as of June 4,
                         1999,  among  AlliedSignal,   Blossom  Acquisition
                         Corp.  and  Honeywell  (filed  as  Exhibit  2.1 to
                         AlliedSignal's Form 8-K filed on June 8, 1999 and incorporated herein by reference).

         Exhibit 2 --    Stock Option  Agreement,  dated as of June 4, 1999,
                         between AlliedSignal and Honeywell (Honeywell as Issuer) (filed as Exhibit 2.2 to AlliedSignal's
                         Form 8-K filed on June 8, 1999 and incorporated herein by reference).

         Exhibit 3 --    Stock Option Agreement,  dated as of June 4, 1999,
                         between AlliedSignal and Honeywell (AlliedSignal as Issuer) (filed as Exhibit 2.3 to AlliedSignal's
                         Form 8-K filed on June 8, 1999 and incorporated herein by reference).

                                  SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

 Dated:  June 14, 1999

                                          AlliedSignal Inc.



                                          By: /s/ Peter M. Kreindler
                                              -----------------------------
                                              Name:  Peter M. Kreindler
                                              Title: Senior Vice President,
                                                     General Counsel and
                                                     Secretary

                                 SCHEDULE I

                    DIRECTORS AND EXECUTIVE OFFICERS OF
                             ALLIEDSIGNAL INC.

          The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of AlliedSignal Inc. is set forth below. Except as set forth below, each of the directors and executive officers is a citizen of the United States. Unless otherwise indicated below, the business address of each director and executive officer is AlliedSignal Inc., 101 Columbia Road, P.O. Box 4000, Morristown, NJ 07962-2497.

Name and Business               Present Principal Occupation or Employment
-----------------               ------------------------------------------

Directors
---------

Lawrence A. Bossidy             Chairman of the Board and Chief Executive
                                Officer, AlliedSignal Inc.

Hans W. Becherer                Chairman and Chief Executive Officer, Deere
                                & Company; Chairman of the Corporate
                                Governance Committee

Marshall Carter                 Chairman and Chief Executive Officer,
                                State Street Corporation



Ann M. Fudge                    Executive Vice President, Kraft Food, Inc.,
                                President, Maxwell House and Post Division

Robert P. Luciano               Retired   Chairman   and  Chief   Executive
                                Officer,    Schering-Plough    Corporation;
                                Chairman of the Management Development and Compensation Committee

Robert B. Palmer                Former Chairman, President and Chief
                                Executive Officer, Digital Equipment
                                Corporation

Russell E. Palmer               Chairman and Chief Executive Officer, The
                                Palmer Group; Chairman of the Audit
                                Committee

Frederic M. Poses               President and Chief Operating Officer,
                                AlliedSignal Inc.

Ivan G. Seidenberg              Chairman and Chief Executive Officer, Bell
                                Atlantic Corporation

Andrew C. Sigler                Retired Chairman and Chief Executive
                                Officer, Champion International Corporation

John R. Stafford                Chairman, President and Chief Executive
                                Officer, American Home Products Corporation

Lt. Gen. Thomas P. Stafford     U.S. Air Force, Retired; Consultant,
                                General Technical Services, Inc.; Chairman of the Technology Committee

Robert C. Winters               Chairman Emeritus, Prudential Insurance
                                Company of America; Chairman of the
                                Retirement Plans Committee

Henry T. Yang                   Chairman of the University of California,
                                Santa Barbara

Executive Officers
------------------

Lawrence A. Bossidy             Chairman of the Board and Chief Executive
                                Officer

Federic M. Poses                President and Chief Operating Officer

Peter M. Kreindler              Senior Vice President, General Counsel and
                                Secretary

Donald J. Redlinger             Senior Vice President, Human Resources and
                                Communications

Richard F. Wallman              Senior Vice President and Chief Financial
                                Officer

Robert D. Johnson               President and Chief Executive Officer -
                                AlliedSignal Aerospace

William J. Amelio               President, Turbocharging Systems

David E. Berges                 President, Consumer Products Group

Gary A. Cappeline               President, Specialty Chemicals

Karen K. Clegg                  President, Federal Manufacturing
                                & Technologies

Steven R. Loranger              President, Engines

Jeffrey I. Sinclair             President, Truck Brake Systems

John H. Weber                   President, Friction Materials

David N. Weidman                President, Polymers

Geoffrey Wild                   President, Electronic Materials